UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486 and 333-228054), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on February 14, 2020, CollPlant Biotechnologies Ltd. (the “Company”) announced it entered into definitive agreements for up to $4.45 million with U.S. accredited investors who have many years of deep experience in medical and 3D printing, pursuant to which the Company agreed, subject to the satisfaction of customary closing conditions, to issue to the investors 445,000 American Depositary Shares (“ADSs”) of the Company at a price of $10.00 per ADS by way of a non-brokered private placement.

On March 6, 2020, the Company completed the offering, which resulted in the issuance of an aggregate of 445,000 ADSs to the investors.

The securities described above were offered and sold in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 6, 2020	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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